UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.       )*

Under the Securities Exchange Act of 1934

Project Energy Reimagined Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G72556 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72556 106		Schedule 13G
1		NAME OF REPORTING PERSON Smilodon Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (4)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Smilodon Capital, LLC (the “Sponsor”). Admit Capital, LLC is the managing member of the Sponsor. Srinath Narayanan is the managing member of Admit Capital, LLC. Srinath Narayanan and Admit Capital, LLC each disclaims any beneficial ownership of such shares except to the extent of his and its pecuniary interest therein.

(2) The Sponsor owns 5,272,698 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Share(s)”), of Project Energy Reimagined Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Share(s)”), of the Issuer, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254695) (the “Registration Statement”).

(3) Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4) Based on 26,377,660 shares of Class A Ordinary Shares and 6,594,415 shares of Class B Ordinary Shares outstanding as of December 13, 2021, based on the Issuer’s books and records.

CUSIP No. G72556 106		Schedule 13G
1		NAME OF REPORTING PERSON Admit Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (4)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Smilodon Capital, LLC (the “Sponsor”). Admit Capital, LLC is the managing member of the Sponsor. Srinath Narayanan is the managing member of Admit Capital, LLC. Srinath Narayanan and Admit Capital, LLC each disclaims any beneficial ownership of such shares except to the extent of his and its pecuniary interest therein.

(2) The Sponsor owns 5,272,698 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Project Energy Reimagined Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254695) (the “Registration Statement”).

(3) Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4) Based on 26,377,660 shares of Class A Ordinary Shares and 6,594,415 shares of Class B Ordinary Shares outstanding as of December 13, 2021, based on the Issuer’s books and records.

CUSIP No. G72556 106		Schedule 13G
1		NAME OF REPORTING PERSON Srinath Narayanan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (4)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by Smilodon Capital, LLC (the “Sponsor”). Admit Capital, LLC is the managing member of the Sponsor. Srinath Narayanan is the managing member of Admit Capital, LLC. Srinath Narayanan and Admit Capital, LLC each disclaims any beneficial ownership of such shares except to the extent of his and its pecuniary interest therein.

(2) The Sponsor owns 5,272,698 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Project Energy Reimagined Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254695) (the “Registration Statement”).

(3) Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4) Based on 26,377,660 shares of Class A Ordinary Shares and 6,594,415 shares of Class B Ordinary Shares outstanding as of December 13, 2021, based on the Issuer’s books and records.

Item 1(a). Name of Issuer:

Project Energy Reimagined Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3 Lagoon Drive, Suite 170

Redwood City, CA 94065

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Smilodon Capital, LLC
2.	Admit Capital, LLC
3.	Srinath Narayanan

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

3 Lagoon Drive, Suite 170

Redwood City, CA 94065

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G72556 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Smilodon Capital, LLC

By:	Admit Capital, LLC its managing member
By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan

Admit Capital, LLC

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan

/s/ Srinath Narayanan
Srinath Narayanan